CONSOL Energy, Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
April 30, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

RE: Consol Energy Inc
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
File No. 001-14901

Dear Ms. Jenkins:

This letter sets forth the responses of CONSOL Energy (the "Company" or "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated April 20, 2012. The Company's responses set forth below correspond to the comments as numbered in the staff's letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Reserves, page 24

1.
We note from your supplemental oil and gas data disclosure on page 175 that your proved undeveloped reserves were revised by 362,770 MMcfe in 2011. Please expand your disclosure here and within your supplemental data to include material changes in proved undeveloped reserves and address the nature and reasons of the revision. Refer to Item 1203 (b) of Regulation S-K and FASB ASC 932-235-50-5(a). In your response, please provide us a sample of your proposed expanded disclosure.

Company Response:
FASB ASC 932-235-50-5(a) requires revisions of previous estimates be disclosed. Revisions represent changes in previous estimates of proved reserves, either upward or downward, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors. Changes in CONSOL Energy's proved undeveloped reserves are presented in a tabular form on page 175 of the 2011 10-K. Revisions which meet the criteria described in FASB ASC 932-235-50-5 (a) were segregated and disclosed in the tabular presentation. In order to expand the disclosure and provide additional detail of what resulted in the previously disclosed line item titled “Revision,” the Company will include the following expanded disclosure (changes from original disclosure are underscored below) in future 10-K filings.

For the Year Ended December 31, 2011
Proved Undeveloped Reserves (Mmcfe)
Beginning proved undeveloped reserves	1,800,325
Undeveloped reserves transferred to developed (a)	(200,849)
Disposition of reserves in place	(278,581)
Revisions (c)	(362,770)
Extension and discoveries	386,097
Ending proved undeveloped reserves (b)	1,344,222

(a) During 2011, various exploration and development drilling and evaluations were completed. Approximately, $134,064 of capital was spent in the year ended December 31, 2011 related to undeveloped reserves that were transferred to developed.
(b) Included in proved undeveloped reserves at December 31, 2011 are approximately 121,003 Mmcfe of reserves that have been reported for more than five years. These reserves specifically relate to CONSOL Energy's Buchanan Mine, more specifically, to gob (a rubble zone formed in the cavity created by the extraction of coal) production due to a complex fracture being generated in the overburden strata above the mined seam. Mining operations take a significant amount of time and our gob forecasts are consistent with the future plans of Buchanan Mine. Evidence also exists that supports the continual operation of the mine for many years, unless there is an extreme circumstance which resulted from an external factor. These reasons constitute specific circumstances that exist to continue recognizing these reserves for CONSOL Energy.
(c) Revisions primarily represent the reduction of proved undeveloped reserves due to CONSOL Energy forecasted drilling plan changes which reduced the number of shallow oil and gas wells and the number of coalbed methane wells that it expects to drill in the next five years. This reduction was related to the Company's shift of deploying capital into the Marcellus Shale and Utica Shale instead of other gas areas of development.

2. Please expand your disclosure to describe:

•	The internal controls used in your reserve estimation effort;

•	The qualifications of the technical person primarily responsible for overseeing the preparation of the reserve estimates; and

•	The qualifications of the technical person primarily responsible for receiving and reviewing the third party reserves audit.
Refer to Item 1202(a)(7) of Regulation S-K. In your response, please provide us a sample of your proposed expanded disclosure.

Company Response:

Items 1202(a)(7) states the following: Disclose and describe the internal controls the registrant uses in its reserve estimation effort. In addition, disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves and, if the registrant represents that a third party conducted a reserve audit, disclose the qualifications of the technical person primarily responsible for overseeing such reserves audit. In order to comply with these disclosure requirements the Company disclosed the following on page 174 of the previously filed 10-K:

The preparation of our gas reserve estimates are completed in accordance with CONSOL Energy's prescribed internal control procedures, which include verification of input data into a gas reserve forecasting and economic evaluation software, as well as multi-functional management review. The technical employee responsible for overseeing the preparation of the reserve estimates is a petroleum engineer. Our 2011 gas reserve results were audited by Netherland Sewell. The technical person primarily responsible for overseeing the audit of our reserves is a registered professional engineer.

The Company will disclose the following additional information (changes from the original disclosure are underscored) in future filings of Form 10-K.

The preparation of our gas reserve estimates are completed in accordance with CONSOL Energy's prescribed internal control procedures, which include verification of input data into a gas reserve forecasting and economic evaluation software, as well as multi-functional management review. The input data verification includes reviews of the price and cost assumptions used in the economic model to determine the reserves. Also, the production volumes are reconciled between the system used to calculate the reserves and other accounting/measurement systems. The technical employee responsible for overseeing the preparation of the reserve estimates is a petroleum engineer with over 18 years of experience in the oil and gas industry. Our 2011 gas reserve results were audited by Netherland Sewell. The technical person primarily responsible for overseeing the audit of our reserves is a registered professional engineer in the state of Texas with over 13 years of experience in the oil and gas industry.

Item 6.Selected Financial Data, page 54
Other Financial Data, page 57

3. We note that you define EBIT as earnings before deducting net interest expense, income taxes, loss on debt extinguishment, and abandonment of long-lived assets. However SEC Release No. 34-47226 defines EBIT as “earnings before interest and taxes”. Please revise the title or the measure throughout your filing. Refer to Questions 103.01 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Company Response:

In accordance with Question 103.01 of the Compliance & Disclosure Interpretation regarding Non-GAAP Financial Measures, the word “Adjusted” will be inserted in front of each title originally called EBIT or EBITDA in all future filings of the Company. These terms appear only on pages 57 and 58 in the currently filed Form 10-K.

Note -1 Significant Accounting Policies

4. We note you include operating overhead and other related costs in your coal inventory. Please expand your disclosure to clarify whether depreciation, depletion and amortization are included in your inventoried costs. To the extent depreciation, depletion and amortization are not included in your inventoried costs; please tell us your basis for excluding them.

Company Response:

Footnote 1 - Significant Accounting Policies - Inventory will be expanded in future filings to include the language underscored below.

Inventories are stated at the lower of cost or market. The cost of coal inventories is determined by the first-in, first-out (FIFO) method. Coal inventory costs include labor, supplies, equipment costs, operating overhead, depreciation, depletion and amortization, and other related costs.

Impairment of Long-live Assets, page 119

5.We note that the Shallow Oil and Gas segment has been operating at a loss for the last three years. We also note your policy that you evaluate your properties periodically for impairment issues whenever events or circumstances indicate that the carrying amount may not be recoverable. In your response, clarify what you deem to be a triggering event to test for recoverability and how you defined an asset group in this segment. Refer to FASB ASC 360-10-35-21 through 25.

Company Response:

As stated in Footnote 1 -Significant Accounting Policies - Impairment of Long-lived Assets, the Company's policy is to test long-lived assets for impairment when indicators of impairment are present. These indicators include, but are not limited to, the following in relation to the Shallow Oil and Gas Segment:

•	A significant decrease in market price of gas being sold from the Shallow Oil and Gas Segment

•
A significant adverse change in the extent or manner in which the Shallow Oil and Gas Segment is being used. For example, if most of the Shallow Oil and Gas wells were shut-in and discontinued production.

•
A significant adverse change in legal factors or regulatory environment that could affect the value of a long-lived asset, such as a new regulation which prohibited the use of gas produced by the Shallow Oil and Gas segment.

•	An accumulation of costs significantly in excess of the amount originally expected to the asset group, or operating and cash flow losses combined with a history of losses.

•	An expectation that the asset group would be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

The Shallow Oil and Gas segment is comprised of all wells and related gathering assets that produce or gather gas from the traditional shallow oil and gas strata. These assets exclude wells which produce gas from nontraditional strata such as the Marcellus Shale, the Utica and the Coalbed Methane target zones. In accordance with FASB ASC 360-10-35-23, these wells, which make up the gas segment titled the Shallow Oil and Gas, were determined to be the lowest level of identifiable cash flows that are independent of the cash flows of the other gas producing assets (such as Marcellus, CBM, Corporate assets, etc.) The lowest level of earnings results that CONSOL Energy management and chief decision maker review related to the gas division are the segment level results. The segment level captures all operating profit/loss results such as income (cash inflow) and operating costs related to the income by target gas strata such as, Marcellus, CBM, Shallow Oil and Gas, etc.)

6. Tell us if you assessed the asset groups within the Shallow Oil and Gas segment for impairment for the year ended December 31, 2011. Please clarify how many asset groups were tested for impairment and how many asset groups were considered at risk of impairment (i.e. the asset group has fair value that is not substantially in excess of its carrying value).

Company Response:

The Shallow Oil and Gas segment was tested for impairment for the year ended December 31, 2011. As noted above, the Shallow Oil and Gas segment was tested as one asset group. The impairment test was completed by projecting the expected cash flows, undiscounted, for the remaining life of the project compared to the asset carrying value of the project.
To generate the projected cashflow for the segment, the Company uses the forward NYMEX strip price and projected costs which match the long range planning assumptions used by management in the normal course of business. Reserve life for the shallow oil and gas segment runs longer than the ten year planning cycle so the price and cost assumptions past the ten year planning cycle were each inflated by 2%. This inflation factor is consistent assumptions used regularly by management. To support this calculation, the projected cash flows were also calculated and used based on the NYMEX strip price for the published period held flat for the life of the asset beyond the published period. The impairment test was also run using the historical average sales price for the year 2011, held consistent throughout the life of the reserves. All of these methods of testing resulted in projected cash flows in substantial excess over carrying value. The segment has generated losses before income taxes of $23 million for the year ended 2011, $4 million for the year ended 2010 and $2 million for the year ended 2009 which was largely attributable to depreciation, depletion and amortization. These non- cash charges were $61 million for the year ended 2011, $50 million for the year ended 2010 and $4 million for 2009. The 2011 and 2010 depreciation, depletion and amortization charges are due to acquiring the vast majority of this segment in April 2010 from Dominion Resources, Inc. The acquisition resulted in the fair value of the shallow, oil and gas assets at acquisition date being depreciated over the proved developed reserve base of this segment. The cash flow projections used in the impairment test do not include these noncash charges, and result in positive cash inflows from the segment. These projected results are consistent with reported financial results of operations generating cash earning.

Note 25 - Segment Information, page 158
7.We note you disclose segment asset totals for each of your two divisions, but not for each reportable segment therein. Please expand disclosure to include total assets for each reportable segment, or tell us why you believe such disclosure is not necessary. Refer to FASB ASC 280-10-50-22.
Company Response:
As noted in our segment disclosures, CONSOL Energy is comprised of two principal business divisions: Coal and Gas. These two divisions are made up of various reportable segments which are aggregated into four reportable segments for Coal and four reportable segments for Gas. Each of these aggregated segments meets aggregation criteria stated in FASB ASC 280-10-50-11. The coal division segments are primarily determined on the basis of market, due to the range of market prices received for each type of coal product (high volatile, low volatile and thermal). The gas division segments are primarily based on target strata determined on the variance in the cost structure of each type of producing well. The chief operating decision maker regularly receives information detailing specific profit and loss information by each individual segment (mine by mine) and aggregated segment (by coal market and by gas strata.) No balance sheet information is distributed to the chief operating decision maker or segment managers at any time. Balance sheet information is only listed by division or by coal, gas and other.
Balance sheet information is not reported on a segment by segment basis, but on a divisional basis only. This is due to various reasons such as:

•
Various coal assets can be utilized by multiple reportable segments. As an example, the high volatile metallurgical coal segment assets, including reserves, preparation plants and mining equipment, are the same assets as the thermal coal assets used at the various mines. The quality of coal produced by these mines can be sold on the thermal coal market or the high volatile coal market; the market the product is sold in determines the segment the profit and loss is reported in. As such, an allocation of the assets used to produce these products would be meaningless. Also, the asset base of each individual or aggregated segment is not presented to the chief operating decision maker and it is not a factor in his decision making process. The detailed asset information is not useful information to the financial statement user.

•
Unassigned coal and gas properties are not specifically identified to a segment until planned production is identified. For example, many gas assets (or leases) cover various target strata (core to surface) of which the target production zone is not identified until the particular well is permitted. The asset value associated with the gas lease cannot be assigned to the individual segment until the well is permitted or drilled. The asset base of each individual or aggregated segment is not presented to the chief operating decision maker and it is not a factor in his decision making process. The detailed asset information is not useful information to the financial statement user.

•	The chief operating decision maker evaluates the asset and liability basis of the company based on the division level, coal and gas, because of the diverse asset base controlled by CONSOL Energy.

The following disclosure will be revised in future filings, as indicated by underscored language.
CONSOL Energy has two principal business divisions: Coal and Gas. The principal activities of the Coal division are mining, preparation and marketing of thermal coal, sold primarily to power generators, and metallurgical coal, sold to metal and coke producers. The Coal division includes four reportable segments. These reportable segments are Thermal, Low Volatile Metallurgical, High Volatile Metallurgical and Other Coal. Each of these reportable segments includes a number of operating segments (mines or type of coal sold). For the year ended December 31, 2011, the Thermal aggregated segment includes the following mines: Bailey, Blacksville #2, Enlow Fork, Fola Complex, Loveridge, McElroy, Miller Creek Complex, Robinson Run and Shoemaker. For the year ended December 31, 2011, the Low Volatile Metallurgical aggregated segment includes the Buchanan Mine. For the year ended December 31, 2011, the High Volatile Metallurgical aggregated segment includes: Bailey, Blacksville #2, Enlow Fork, Fola Complex, Loveridge, Miller Creek Complex and Robinson Run coal sales. The Other Coal segment includes our purchased coal activities, idled mine activities, as well as various other activities assigned to the Coal division but not allocated to each individual mine. The principal activity of the Gas division is to produce pipeline quality natural gas for sale primarily to gas wholesalers. The Gas division includes four reportable segments. These reportable segments are Coalbed Methane, Marcellus, Shallow Oil and Gas and Other Gas. The Other Gas segment includes our purchased gas activities as well as various other activities assigned to the Gas division but not allocated to each individual well type. CONSOL Energy's All Other segment includes terminal services, river and dock services, industrial supply services and other business activities. Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on sales less identifiable operating and non-operating expenses. Assets are reflected at the division level, coal, gas and other only and are not allocated between each individual segment. This presentation is consistent with the information regularly reviewed by the chief operating decision maker. The assets are not allocated to each individual segment due to the diverse asset base controlled by CONSOL Energy, where each individual asset may service more than one segment within the division. An allocation of such asset base would not be meaningful or representative on a segment by segment basis.

________________________

Based on the responses provided, I believe the Company has satisfied the staff's request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer